Mail Stop 3561

December 19, 2008

Edward C. DeFeudis
President and Chairman of the Board
Swap-A-Debt, Inc.
940 Lincoln Road, Suite 220
Miami, FL 33139

> **Re:** **Swap-A-Debt, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2008**
> **File No. 333-153798**

Dear Mr. DeFeudis:

We have reviewed your response letter dated December 8, 2008 and we have limited our review of your amendment filed December 9, 2008 to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note that you provide a "subject to completion" legend indicating that you intend to use, or have already used, the prospectus before the effective date of the registration statement. In light of this, we note a number of instances throughout your document where you make statements of fact that should be qualified in view of your current developmental status. For example, we note that pages 1, 4, 9 and 14 of your filing indicate that Swap-A-Debt is a public company, however, such statement is inaccurate until the effective date of the registration statement. As further examples, among many others, are your statements under "Our Business" on page 9 where you indicate "[v]ia its website, the company provides…" and "Swap-A-Debt earns revenue from the fees… ." Please revise these and all other references to clearly indicate your status and that you plan or intend to offer these services in the future, but that no activities or revenues have been generated to date.

Summary, page 1

2. We note your response to comment 1 of our December 5, 2008 letter and your amendment to page 9 indicating that you are a development stage company. However, we note that there is no mention of your development stage status elsewhere in your filing. For example, your development stage status is not disclosed in the business overview provided on page 1. Please revise your disclosure throughout your filing, as appropriate, to clearly indicate your status as a development stage company.

Our Corporate Information, page 1

3. We note your response to comment 5 of our December 5, 2008 letter. Please revise your filing to briefly describe the reason that Bank of America declined to set up the API. Please also disclose, to the extent known, the amount of time you expect it will take the developers to conduct the described testing of the system.

4. We note that the first paragraph of this section indicates that the website will be complete by the end of November 2008. Please revise.

Directors and Executive Officers, page 19

5. We reissue comment 8 of our December 5, 2008 letter. We note your response, however, it does not appear that you made revisions sufficient to clearly indicate that Mr. DeFeudis is your sole director. For example, your caption and first paragraph still use the plural "directors." Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Edward C. DeFeudis
Swap-A-Debt, Inc.
December 19, 2008
Page 3

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Via Facsimile